SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                               SCHEDULE 14D-9

                   Solicitation/Recommendation Statement
                    Pursuant to Section 14(d)(4) of the
                      Securities Exchange Act of 1934

                             (Amendment No. 1)
                            --------------------
                      Daimler-Benz Aktiengesellschaft
                         (Name of Subject Company)

                      Daimler-Benz Aktiengesellschaft
                    (Name of Person(s) Filing Statement)

                       Ordinary Shares, No Par Value
                                    and
                         American Depositary Shares
             Each Representing One Ordinary Share, No Par Value
                       (Title of Class of Securities)
                            --------------------

                                D16668 10 1
                      (CINS Number of Ordinary Shares)
                                    and
                                233829 30 8
                (CUSIP Number of American Depositary Shares)
                            --------------------

                           Mr. Timotheus R. Pohl
                   Daimler-Benz North America Corporation
                              375 Park Avenue
                             New York, NY 10152
                                    USA
                               (212) 909-9700
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 Copies to:

        J. Michael Schell, Esq.                   Dr. Siegfried Schwung
        Margaret L. Wolff, Esq.              Daimler-Benz Aktiengesellschaft
Skadden, Arps, Slate, Meagher & Flom LLP             Epplestrasse 225
            919 Third Avenue                     70567 Stuttgart, Germany
        New York, New York 10022                     011-49-711-17-0
                USA
           (212) 735-3000



      This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of Daimler-Benz Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Daimler-Benz"), initially filed on September 24, 1998 relates to the offer (the "Daimler-Benz Exchange Offer") by DaimlerChrysler AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("DaimlerChrysler AG")
(i) to exchange one Ordinary Share, no par value (a "DaimlerChrysler Ordinary Share"), of DaimlerChrysler AG for each outstanding Ordinary Share, no par value (a "Daimler-Benz Ordinary Share"), of Daimler-Benz, and
(ii) to exchange one DaimlerChrysler Ordinary Share for each outstanding American Depositary Share of Daimler-Benz, each representing one Daimler-Benz Ordinary Share (a "Daimler-Benz ADS"); provided that, if at least 90% of the then issued and outstanding Daimler-Benz Ordinary Shares, including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs, are tendered, then each exchanging holder will receive 1.005 DaimlerChrysler Ordinary Shares, upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus, dated September 24, 1998, of DaimlerChrysler AG and in the related Letter of Transmittal.


Item 6.  Recent Transactions and Intent With Respect to Securities.

      Item 6(a) and (b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

      Pursuant to its employee share purchase program, on October 23, 1998, Daimler-Benz issued 999,485 Daimler-Benz Ordinary Shares previously held as treasury shares. Of this amount, (a) 996,960 Daimler-Benz Ordinary Shares were contributed to a trust account of Deutsche Bank AG for the benefit of program participants and are expected to be exchanged for DaimlerChrysler Ordinary Shares pursuant to the Daimler-Benz Exchange Offer, and (b) 2,525 Daimler-Benz Ordinary Shares were contributed to a trust account of Deutsche Bank AG for the benefit of program participants, but will not be exchanged for DaimlerChrysler Ordinary Shares pursuant to the Daimler-Benz Exchange Offer. In addition, Daimler-Benz sold 100,603 and 99,950 Daimler-Benz Ordinary Shares previously held as treasury shares in open-market transactions in Germany on October 26, 1998 and October 27, 1998, respectively.


                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              DAIMLER-BENZ AKTIENGESELLSCHAFT



                              By: /s/ ppa. Dr. Hans-Georg Bruns
                                  _________________________________
                                  Name:  Dr. Hans-Georg Bruns
                                  Title: Senior Vice President


                              By: /s/ i.V. Dr. Axel Krauss
                                  _________________________________
                                  Name:  Dr. Axel Krauss
                                  Title: Senior Manager



Dated:  October 27, 1998